[Medbox Letterhead]

March 31, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

ATTN:  Sherry Haywood, Esq.

Re:	Medbox, Inc.
Registration Statement on Form S-1
File No. 333-189993

Dear Ms. Haywood:

Medbox, Inc. (the “Company”), has today filed Amendment No. 1 to its Registration Statement on Form 10 (the “Registration Statement”), which addresses the Staff’s comments on the Registration Statement as set forth in your letter to Dr. Bruce Bedrick dated February 14, 2014.  Unless otherwise noted, the Company has authorized us to make the various factual representations contained in this letter.

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the day you filed it. You will then be subject to the reporting requirements of the Securities Exchange Act of 1934, including the requirements to File Forms 10-K, 10-Q, and 8-K even if we still have open comments on your Form 10. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you respond to our comments.

We acknowledge the Staff’s comment.

Registration Statement Cover Page

2.	Please add your telephone number including the area code. See the cover page of Form 10.

We have added the Company’s telephone number to the cover page of the Registration Statement in accordance with the Staff’s comment.

Table of Contents

3.
Please revise to include the correct page numbers to the referenced sections. For example, we note that the “Security Ownership…” section is found on page 37 and not 36. In addition, please ensure that the pagination of Form 10 is accurate. In this regard, we note that page 34 of the filing appears to be missing. Refer to Exchange Act Rule 0-3.

We have revised the table of contents and confirmed that the pagination is correct in accordance with the Staffs comment.

Item 1. Business, page 3

4.
Please ensure consistency between the description of your business in the registration statement and on the company’s website, www.thedispensingsolution.com, to accurately describe the nature of your current business operations. For example, as noted on page 10 of the filing, you currently do not have any consulting clients in the pharmaceutical industry. As such, statements on your website that “Medbox, through its subsidiaries, offers turn-key consulting services to the pharmaceutical industry,” [emphasis added] should be revised to distinguish between services which you currently provide versus the services you intend to provide. In addition, your website disclosures should not overstate the geographic reach of your business. In this regard, we note statements in your website such as “Our Company has a strong national and international presence …” while on page 14 of the registration statement you describe your offices in New York, Canada, United Kingdom and Japan as virtual offices. Please revise your page 14 disclosures to describe the type of activities you are conducting from your virtual offices and to the extent possible, quantify the amount of business generated from these offices.

The Company has revised its Web site disclosure to be consistent with the disclosure in the Registration Statement.  We have revised the disclosure regarding the Company’s “virtual” offices in accordance with the Staff’s comment to clarify that these offices provide meeting space capabilities and an address at which the Company may receive mail, but that the Company does not maintain permanent staff at these locations and that therefore it does not generate business from these locations.  We have also deleted the reference as these offices to “virtual” offices and eliminated this duplicative disclosure from the Business discussion since it also appears in Item 3 of the Form 10.  Please see page 37 of the Registration Statement.

Business Overview and Subsidiaries, page 3

5.
Refer to your disclosure regarding the accounting of Vaporfection International at the end of page five. Please disclose the name of the third party you engaged to determine the value of the transaction and to assign the purchase price to the tangible and intangible assets acquired.

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 5 of the Registration Statement.

Corporate History, page 4

6.	We note disclosure of the term “PMVI”. Please revise to define this term the first time it is used.

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 4 of the Registration Statement.

New Products, page 7

7.
Please expand your disclosure about the new products described under this heading, including the safe access storage lockers, lockbox Rx, and sample safe, to provide information about the estimated timing that these products will become available for sale and estimated annual revenues and cost of sales.

We have revised the disclosure in accordance with the Staff’s comment.

The Medicine Dispensing System: The Medbox, page 9

8.
We note disclosure related to the manufacturing agreement with AVT, Inc., as well as the non-disclosure agreement filed as Exhibit 10.11. To the extent that the parties have entered into a written contract with respect to the manufacturing of the Medbox machines, please file that agreement as an exhibit to the registration statement with your next amendment.

We clarify that the manufacturing agreements are oral and based upon purchase orders.

Alternative Medicine Clinics (“AMC”), page 14

9.
Please ensure that disclosure related to territories where you currently serve consulting clients is consistent throughout the filing. For example, in addition to the states listed here, we note that in the first paragraph of your disclosure on page 12 you also list the state of Oregon. In the first paragraph on page 28, the list of states is missing Illinois, Nevada and Oregon. Please revise disclosures throughout the filing accordingly.

We have revised the disclosure in accordance with the Staff’s comment.  Please see pages 10 and 12 of the Registration Statement.

Regulatory Requirements, page 11

10.
Please expand your disclosure to provide a material description of the regulatory framework imposed by the relevant states with respect to establishing and operating dispensary systems. In addition, please describe the complexities of the licensing process and identify the general timeframe for a license to be granted

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 11 of the Registration Statement.

Historic Sales Review; Backlog, page 11

11.
You disclose that as of December 31, 2013, you had approximately $10 million in backlog orders for “consulting services and Medbox machines that [you] believe to be firm.” Please revise your disclosure to explain how you define backlog as well as the criteria you use to determine when an order/contract is included in the backlog. With a view towards disclosure, please explain to us why you are unable to estimate the amount of orders to be filled in 2014 even though you believe the orders comprising the backlog to be firm. To the extent that backlog disclosure is being provided to the investors as a performance indicator, to help investors assess the significance of this measure, you should disclose it by providing two years of backlog information, as well as an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. Please add requisite risk factor disclosure warning investors that your backlog may not be an indicator of future earnings.

We have revised the disclosure with respect to the definition of backlog in accordance with the Staff’s comment.  Please see page 11 of the Registration Statement.

Future Goals, page 13

12.	Please disclose the basis for your management’s beliefs that you are positioned to be the leader in compliance and inventory control.

We have revised the disclosure to remove the reference to “leader.”  Please see page 14 of the Registration Statement.

Item 1A. Risk Factors, page 16

13.
Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them. Please revise the introductory paragraph accordingly.

We have revised the discussion in accordance with the Staff’s comment.  Please see page 16 of the Registration Statement.

Sales by our stockholders of a substantial number of shares of our common stock in the public market could adversely affect the market price …,, page 18

14.
Please qualify the first sentence of this risk factor to identify the specific section and/or rule under the Securities Act of 1933 pursuant to which you believe your principal shareholder may sell their shares into the public market.

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 18 of the Registration Statement.

Management’s Discussion and Analysis, page 23

Critical Accounting Policies and Estimates, page 24

Revenue Recognition, page 25

15.
Refer to the second paragraph of your disclosure. Please include similar disclosure under “The Medicine Dispensing System: The Medbox” section on page 8, including a summary of the material terms of the consulting agreement and an accurate description of each milestone.

We have revised the discussion in accordance with the Staff’s comment.  Please see page 9 of the Registration Statement.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 29

Financial Summary

16.	Please revise your disclosure to provide an objective criterion for your expectation that the revenues from the Vaporfection International will increase “significantly.”

We have removed the word “significantly” from the discussion in accordance with the Staff’s comment.  Please see page 30 of the Registration Statement.

Revenue, page 30

17.
Please confirm that no sales of Medbox machines took place during the last quarter of fiscal year 2012. In this regard we note your disclosure here that during the period ended September 30, 2012 you sold 32 machines, while under the “Revenue” disclosure on page 27 you state that you sold 32 machines for the year ended December 31, 2012. In addition, it would also appear that you sold only three machines for the last quarter of 2013 given your disclosure that you sold 75 machines during fiscal year 2013, 72 of which were sold during the period ended September 30, 2013. Please advise.

The Company has confirmed to us that no sales of Medbox machines took place during the last quarter of fiscal year 2012 and that they sold only three machines during the last quarter of 2013.

Balance Sheet Analysis, page 32

September 30, 2013 Compared to December 31, 2012, page 32

Liabilities, page 33

18.	Please expand your disclosure regarding customer deposits in the amount of $298,203 to include the following information:

•	Quantify the amount of the contract mentioned and discuss its nature;

•	Explain why you have recorded $190,400 in marketable securities as a liability; and

•	Quantify the amount of pre-acquisition transacted deposits.

We have revised the discussion in accordance with the Staff’s comment.  Please see page 34 of the Registration Statement.

Liquidity and Capital Resources, page 46

19.
We note your disclosure stating that there were no material changes in the consolidated statement of cash flows during the pertinent periods. However, we note significant changes in net cash from investing and financing activities, as well as, certain working capital amounts within net cash provided by operating activities. Please expand your disclosure to provide a discussion of the material changes in operating, investing and financing cash flows for the periods presented and the reasons underlying those changes, or cross reference to sections of your filing where a discussion and analysis is provided. Refer to Section 5013.13.b of the Financial Reporting Codification for guidance.

We have revised the discussion in accordance with the Staff’s comment.  Please see page 36 of the Registration Statement.

20.	Please describe the material terms of the loans made by Mr. Mehdizadeh and file any written instruments evidencing these loans as exhibits with your next amendment.

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 36 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 37

21.
Refer to footnote (5) disclosure. It appears that based on the number of shares held by PVM International, it should be identified on the tabular disclosure as a beneficial owner. Please revise your disclosure accordingly.

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 37 of the Registration Statement.

Directors and Executive Officers, page 39

P. Vincent Mehdizadeh – Chief Operating Officer and Chairman of the Board, page 39

22.
Refer to disclosure in the sixth paragraph. We also refer you to the Los Angeles County District Attorney’s Office June 21, 2013 press release. Please ensure that your disclosure here encompasses all aspects of Mr. Mehdizadeh’s plea, including the payment of fees in restitution.

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 39 of the Registration Statement.

Item 6.  Executive Compensation, page 39

23.
Please revise to include brief narrative disclosure of the reasons behind Mr. Bedrick’s substantial salary increase in 2013. Refer to Item 402(o) of Regulation S-K. Please include also a brief description of Messrs. Bedrick’s and Mehdizadeh’s employment arrangements as set forth in Exhibits 10.7 and 10.8 to the registration statement.

We have revised the discussion in accordance with the Staff’s comment.  Please see pages 40-41 of the Registration Statement.

24.
Footnote (1) disclosure states that disclosure “[c]onsists of payments to Vincent Chase, Inc…”; however, the amount in the “All Other Compensation” column remains blank. Please revise your disclosure to list as “All Other Compensation” the fees paid to Mr. Mehdizadeh through Vincent Chase, Inc. Please ensure that disclosure of these fees is consistent with disclosure in the second paragraph of “Certain Relationships and Related Transactions…” on page 40.

We have revised the summary compensation table in accordance with the Staff’s comment.  Please see page 40 of the Registration Statement.

Certain Relationships and Related Transactions, and Director Independence, page 40

25.	Please disclose here the loans made to the company by Mr. Mehdizadeh or include a cross reference to a section in the filing where the disclosure is made.

We have revised the disclosure to cross-reference the discussion in Item 2 in accordance with the Staff’s comment.  Please see page 41 of the Registration Statement.

26.	Please describe the nature of services provided to the company by Kind Clinics, LLC.

We have revised the disclosure in accordance with the Staff’s comment.  Please see page 41 of the Registration Statement.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters”, page 41

27.
Please disclose here that on February 3, 2014 you declared a two-for-one stock split in the form of a restricted stock dividend. Please update the third paragraph of “Description of Registrant’s Securities to the Registered” on page 43 accordingly. In addition, based on your January 9, 2014 press release available on your website, it appears that you received FINRA approval for the issuance of the restricted stock dividend. Please include similar disclosure in the filing, describing also the terms of such restricted stock dividend, as well as the board’s reasons for granting the dividend in the form of restricted stock. Please either file FINRA’s approval as an exhibit to the registration statement or coordinate with FINRA to provide us with such confirmation. If you amended your charter to effectuate the stock split, please file the certificate of amendment as an exhibit with your next amendment.

Please note that pursuant to FINRA correspondence they did not approve the dividend but solely “announced it based on information the company provided.”  We have revised the disclosure in accordance with the Staff’s comment and the clarification from FINRA.  Please see page 43 of the Registration Statement. There was no formal documentation from FINRA in this regard, they simply sent the Company an email that they had “received the necessary documentation to announce” the dividend.  Accordingly, there is no documentation the Company could file as an exhibit in response to this comment.

Financial Statements and Exhibits, page 50

Financial Statements for the years ended December 31, 2012 and December 31, 2011

General

28.	Please include page numbers in your financial statements and the financial statements of Vapor Systems International, LLC.

We have included page numbers with the financial statements in accordance with the Staff’s comment.

Statement of Operations

29.
Please tell us how you are considering the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X to state separately your net sales and cost of sales of tangible products and services. This also applies to your interim financial information.

We have addressed the Staff’s comment within the financials and accompanying explanations within the registration statement.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

30.
We note that you account for your consulting fees as revenue when a milestone is reached in the contract. For each arrangement that includes a milestone consideration, please expand your disclosure to include all of the information required by ASC 605-28-50-2. This also applies to your interim financial information.

We have addressed the Staff’s comment within the registration statement.

31.
We note the disclosure on page 25 that you, “at times allow customers to receive a full refund should political events prevent the customer from being able to operate its contracted location.” Please provide us supplementally with a full explanation of these refunds, including the following:

•	How often it has happened in the past and the amounts and timing of the refunds;

•	The specific services performed that were refunded;

•	The facts and circumstances surrounding the contract and the political events;

•	How you accounted for the refunds and the impact on your financial statements;

•	How you estimate the provision for returns and a full explanation of how your experience to date has provided you with the ability to estimate this provision;

•	Whether you always refund a customer in these situations and, if applicable, describe scenarios where you have not.

We have addressed the Staff’s comment within the registration statement.

Financial Statements for the quarter and nine months ended September 30, 2013

Note 2 - Summary of Significant Accounting policies

Goodwill and Purchased Intangible Assets

32.
Revise your disclosure to clarify when you have evaluated your goodwill for impairment and when you have performed qualitative and quantitative assessments. Given the significance of goodwill to your balance sheet, please expand your disclosure to include the following:

•	Description of the key assumptions you use to estimate the future cash flows in determining the fair value of goodwill in your evaluation of impairment and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes a significant change in sales or profit margin within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

We have revised the disclosure in accordance with the Staff’s comment.  Please see financial statements included within the Registration Statement.

Note 3 - Acquisition

33.
Please expand your disclosure to indicate how many shares of your common stock can be purchased with the warrants issued in connection with the acquisition of Vaporfection International, Inc. and how you have accounted for the warrants in your financial statements. In addition, provide us with an analysis of your accounting and the authoritative accounting guidance you a relying on to support your conclusion.

We have revised the disclosure in accordance with the Staff’s comment.  Please see financial statements included within the Registration Statement.

Please expand your disclosure regarding the acquisition of Vaporfection International, Inc. to include the amounts of acquisition and issuance costs incurred, as applicable, and how they were recognized in your financial statements

We have revised the disclosure in accordance with the Staff’s comment.  Please see financial statements included within the Registration Statement.

Note 7 – Convertible Note Payable

34.
We note your disclosure stating that in connection with your acquisition of VII, you assumed a note payable to an unrelated third party in the amount of $189,000. Please expand your disclosure to include the terms of the conversion feature including number of shares on which the total consideration to be delivered upon conversion is determined and the conversion price.

We have revised the disclosure in accordance with the Staff’s comment.  Please see financial statements included within the Registration Statement.

Financial Statements of Vapor Systems International, LLC for the years ended December 31, 2012 and December 31, 2011

Note 4 – Asset Acquisition

35.
Please confirm, if true, that the royalty agreement made with the founder of Vaporfection Vaporizers, Inc. terminated effective with your acquisition of Vapor Systems International, LLC, or to what extent you have assumed this obligation

We have revised the disclosure in accordance with the Staff’s comment.  Please see financial statements included within the Registration Statement.

*                      *                      *                      *                      *

We believe that the Registration Statement is responsive to your comments.  If assistance in facilitating the staff’s review is required, please contact attorney Darrin Ocasio at 212-930-9700 or DMOcasio@srff.com.

ACKNOWLEDGEMENT

Medbox, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEDBOX, INC.

/s/ Dr. Bruce Bedrick
Dr. Bruce Bedrick
CEO

cc:           Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP